UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: September 10, 2003

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay	
Suite 4200	**77002**
Houston, Texas	(Zip code)
(Address of principal executive offices)	

713/651-7000
(Registrant's telephone number, including area code)

EOG RESOURCES, INC.

Item 9. Regulation FD Disclosure

I. 2003 Second Half and 2004 Natural Gas and Crude Oil Financial Price Swap and Natural Gas Financial Collar Contracts

With the objective of enhancing the certainty of future revenues, from time to time EOG Resources, Inc. (EOG) enters into NYMEX-related financial commodity price swap and collar contracts. In addition to these financial transactions, EOG is a party to various physical commodity contracts for the sale of hydrocarbons that cover varying periods of time and have varying pricing provisions. The financial impact of these various physical commodity contracts is included in revenues which in turn affects average realized hydrocarbon prices.

Presented below is a summary of EOG's 2003 second half and 2004 natural gas and crude oil financial price swap contracts and natural gas financial collar contracts as of September 10, 2003. EOG accounts for these price swap and collar contracts using the mark-to-market accounting method.

(a) Natural Gas Financial Price Swap Contracts

	Average Price ($/MMBtu)	Net Volume (MMBtud)
2003		
July (closed)	$4.77	100,000
August (closed)	4.46	75,000
September (closed)	4.42	75,000
October	4.70	205,000
November	5.28	10,000
December	5.49	10,000
2004		
January	$5.57	30,000
February	5.50	30,000
March	5.37	30,000
April	4.89	30,000
May	4.80	30,000
June	4.80	30,000
July	4.80	30,000
August	4.80	30,000
September	4.78	30,000
October	4.80	30,000

(b) Crude Oil Financial Price Swap Contracts

2003	Average Price ($/Bbl)	Volume (Bbld)
July (closed)	$25.90	5,000
August (closed)	25.49	5,000
September	25.19	5,000
October	24.90	5,000
November	24.70	5,000
December	24.47	5,000

(c) Natural Gas Financial Collar Contracts

		Natural Gas Financial Collar Contracts			
		Floor Price		Ceiling Price	
	Volume (MMBtud)	Floor Range ($/MMBtu)	Weighted Average ($/MMBtu)	Ceiling Range ($/MMBtu)	Weighted Average ($/MMBtu)
2003[1]					
July (closed)	125,000	$ 3.59 - 3.91	$3.76	$ 4.73 - 5.91	$5.27
August (closed)	125,000	3.60 - 3.91	3.76	4.73 - 5.91	5.27
September (closed)	125,000	3.60 - 3.89	3.75	4.73 - 5.89	5.26
October	125,000	3.60 - 3.90	3.75	4.73 - 5.90	5.27
November	255,000	3.77 - 5.07	4.38	4.90 - 6.04	5.42
December	255,000	3.92 - 5.27	4.57	5.05 - 6.18	5.61
2004					
January[2]	150,000	$ 5.10 - 5.39	$5.25	$ 6.11 - 6.43	$6.25
February[2]	150,000	5.05 - 5.32	5.19	6.06 - 6.37	6.20
March[2]	150,000	4.94 - 5.19	5.08	5.96 - 6.27	6.09
April	195,000	4.47 - 4.71	4.58	5.00 - 5.30	5.14
May	195,000	4.47 - 4.75	4.58	5.00 - 5.17	5.07
June	195,000	4.47 - 4.75	4.58	5.00 - 5.17	5.07
July	195,000	4.47 - 4.75	4.58	5.00 - 5.17	5.07
August	195,000	4.47 - 4.75	4.58	5.00 - 5.17	5.07
September	195,000	4.47 - 4.75	4.58	5.00 - 5.17	5.07
October	195,000	4.47 - 4.75	4.58	5.00 - 5.17	5.07

(1) 50,000 MMBtud of each of the 2003 monthly contract volumes were purchased at a premium of $0.10 per MMBtu.
(2) The collar contracts for January 2004 to March 2004 were purchased at a premium of $0.10 per MMBtu.

<u>Mark-to-Market Line Item on the Income Statement</u>

The mark-to-market line item on the income statement, which can be approximated using the data above and prices for closed and open NYMEX contracts at any time, would include not only the effect of cash settlements for the period, but also the gains or losses resulting from the changes in mark-to-market values at the beginning and end of the period for contracts in place as described above.

This mark-to-market computation is very sensitive to prices (can move up or down) and will largely be determined by closing NYMEX prices on the last day of the reporting period, which could differ significantly from those of the current market place.

II. Forward-Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of liquefied natural gas imports; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; political developments around the world, including terrorist activities and responses to terrorist activities; acts of war; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. EOG undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

<u>Definitions</u>

$/Bbl	US Dollars per barrel
$/MMBtu	US Dollars per million British thermal units
Bbld	Barrels per day
MMBtud	Million British thermal units per day
NYMEX	New York Mercantile Exchange

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.

Date: September 10, 2003   By: /s/ TIMOTHY K. DRIGGERS
                                         Timothy K. Driggers
                                         Vice President and Chief
                                         Accounting Officer
                                         (Principal Accounting Officer)